SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 8, 2008 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5900 Princess Garden Parkway,
7th Floor
Lanham, Maryland 20706
(Address of principal executive offices)

(301) 306-1111
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02.   **Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

On December 8, 2008, Radio One, Inc. (the "Company") executed an amendment (the "Thompson Amendment") to the employment agreement of Peter D. Thompson, the Company's Chief Financial Officer. On December 9, 2008, the Company also executed an amendment (the "Mayo Amendment") to the employment agreement of Barry A. Mayo, the Company's President, Radio Division. The Thompson Amendment and the Mayo Amendment are hereinafter collectively referred to as the Amendments. The Amendments have been made to ensure that Mr. Thompson's and Mr. Mayo's employment agreements comply with Internal Revenue Code Section 409A and implementing regulations (the "409A Rules") in connection with the December 31, 2008 compliance deadline.

<u>Amendments</u>

Pursuant to the Amendments, the Company and Mr. Thompson and Mr. Mayo, respectively, agreed that any payments which may become due to Mr. Thompson and/or Mr. Mayo in connection with their termination of employment and which may be subject to the 409A Rules, will be delayed for a six-month period as necessary to enable such payments to be made without incurring excise taxes and/or penalties under the 409A Rules. The Amendments also make certain other revisions to ensure administrative compliance with the 409A Rules.

Copies of the Amendments are attached to this report on Form 8-K as Exhibits 10.1 and 10.2 and the foregoing summary of their material terms are qualified in their entirety by reference to the actual terms of the Amendments.

Statements in this Form 8K which are other than historical facts are intended to be "forward-looking statements" within the meaning of the Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and other related laws. While the Company believes such statements are reasonable, the actual results and effects could differ materially from those currently anticipated. In providing forward-looking statements, the Company is not undertaking any duty or obligation to update these statements publicly as a result of new information, future events or otherwise.

ITEM 9.01.   **Financial Statements and Exhibits**

(c) Exhibits

Exhibit Number	Description
10.1	Employment Agreement Amendment and Modification dated as of October 7, 2008 between Radio One, Inc. and Peter D. Thompson
10.2	Employment Agreement Amendment and Modification dated as of October 7, 2008 between Radio One, Inc. and Barry A. Mayo

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          RADIO ONE, INC.

                                          /s/ Peter D. Thompson

December 12, 2008   Peter D. Thompson

                                          Executive Vice President and Chief Financial Officer

EMPLOYMENT AGREEMENT AMENDMENT AND MODIFICATION

Radio One, Inc. ("Company"), a Delaware corporation having its principal place of business at 5900 Princess Garden Parkway, Lanham, Maryland, and Peter D. Thompson ("Employee"), an individual residing at 2701 Calvert Street, Apartment 825, Washington, D.C., hereby agree to amend and modify that certain Employment Agreement ("Agreement") made and entered into as of the 31st day of March, 2008, as follows:

1. <u>Amendment to Section 10</u>. Section 10 of the Agreement hereby is amended by adding the following subsections (f) and (g) thereto:

   10. <u>Termination</u>.

       *   *   *

   (f)   To the extent any severance payments due Employee pursuant to subsection (b) hereof shall be treated as deferred compensation under Section 409A of the United States Internal Revenue Code of 1986, as amended, and the Treasury Regulations (including proposed regulations) and guidance promulgated thereunder (collectively, "Code Section 409A"), payment of such amount shall be delayed until the first day of the seventh month following the date of Employee's termination, but only to the extent that such delay is necessary in order to avoid penalties under Code Section 409A with respect to payments to a Specified Employee, as defined in Treasury Regulations Section 1.409A-1(i) upon Separation from Service, as defined in Treasury Regulations Section 1.409A-1(h).

   (g)   As used in this Section 10, the term "Employee's termination" shall mean a "Separation from Service" as defined in Code Section 409A.

Except as expressly set forth herein, all other terms and conditions of the Agreement shall remain as set forth therein.

IN WITNESS WHEREOF, the parties have executed this Employment Agreement Amendment and Modification to be effective as of the 7th day of October, 2008.

RADIO ONE, INC.   **PETER D. THOMPSON**

By: Signature:
    Linda J. Vilardo   Peter D. Thompson

Title: Vice President   Address: 2701 Calvert Street
                                                                     Apartment 825
                                                                     Washington, D.C. 20001

Date: Decemebr 08, 2008   Date: December 08, 2008

EMPLOYMENT AGREEMENT AMENDMENT AND MODIFICATION

Radio One, Inc. ("Company"), a Delaware corporation having its principal place of business at 5900 Princess Garden Parkway, Lanham, Maryland, and Barry A. Mayo ("Employee"), an individual residing at 300 Massachusetts Avenue, NW, Washington, D.C., hereby agree to amend and modify that certain Employment Agreement ("Agreement") made and entered into as of the 6th day of August, 2007, as follows:

1. <u>Amendment to Section 5</u>. Section 5 of the Agreement hereby is amended by adding the following subsection (d) thereto:

   5.   <u>Compensation</u>.

            *   *   *

   (d)   <u>Bonus Payment Schedule</u>. Any bonus payments due Employee pursuant to subsection (b) hereof shall be made to Employee as a cash lump sum no later than the end of the quarter following the quarter during which the bonus was earned. Any bonus payments due Employee pursuant to subsection (c) hereof shall be made to Employee as a cash lump sum no later than March 15th following the end of the calendar year during which the incentive compensation was earned.

2. <u>Amendment to Section 11</u>. Section 11 of the Agreement hereby is amended by adding the following subsections (f) and (g) thereto:

   11.   <u>Termination</u>.

            *   *   *

   (f)   To the extent any severance payments due Employee pursuant to subsection (b) hereof shall be treated as deferred compensation under Section 409A of the United States Internal Revenue Code of 1986, as amended, and the Treasury Regulations (including proposed regulations) and guidance promulgated thereunder (collectively, "Code Section 409A"), payment of such amount shall be delayed until the first day of the seventh month following the date of Employee's termination, but only to the extent that such delay is necessary in order to avoid penalties under Code Section 409A with respect to payments to a Specified Employee, as defined in Treasury Regulations Section 1.409A‑1(i) upon Separation from Service, as defined in Treasury Regulations Section 1.409A‑1(h).

   (g)   As used in this Section 11, the term "Employee's termination" shall mean a "Separation from Service" as defined in Code Section 409A.

3. <u>Amendment to Section 20</u>. Section 20 of the Agreement hereby is amended by adding the following subsection (h) thereto:

   20.   <u>Miscellaneous Provisions</u>.

            *   *   *

   (h)   <u>Amendment to Comply with Section 409A of the Internal Revenue Code</u>. To the extent that this Agreement or any part thereof is deemed to be a nonqualified deferred compensation plan subject to Code Section 409A, (a) the provisions of this Agreement shall be interpreted in a manner to the maximum extent possible to comply in good faith with Code Section 409A, and (b) the parties hereto agree to amend this Agreement for purposes of complying with Code Section 409A promptly upon issuance of any Treasury regulations or guidance thereunder, provided that any such amendment shall not materially change the present value of the benefits payable to the Employee hereunder or otherwise materially adversely affect the Employee, Company, or any affiliate of Company, without the consent of such party.

Except as expressly set forth herein, all other terms and conditions of the Agreement shall remain as set forth therein.

IN WITNESS WHEREOF, the parties have executed this Employment Agreement Amendment and Modification to be effective as of the 7th day of October, 2008.

RADIO ONE, INC.   **BARRY A. MAYO**

By: Signature:

         Linda J. Vilardo

Title: Vice President   Address: 300 Massachusetts Avenue, NW

                                                 Washington, D.C. 20001

Date: December 08, 2008   Date: December 08, 2008